October 27, 2008

J.P. Morgan Fleming Mutual Fund Group, Inc.

245 Park Avenue

New York, New York 10167

Ladies and Gentlemen:

You have informed us that you intend to file a Rule 485(b) Post-Effective Amendment (the “Amendment”) to your Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “Commission”) for the purposes of updating the financial information of the Class A, B, C, Select Class, and Institutional Class shares of the JPMorgan Mid Cap Value Fund (the “Fund”) and making certain other changes.

We have examined your Articles of Incorporation as amended to date and, as on file in the office of the Secretary of The State of Maryland, the Certificate of Incorporation. We have assumed that The State of Maryland will accept the Articles Supplementary, as filed on October 20, 2008. We are familiar with the actions taken by your Board of Directors to authorize the issue and sale from time to time of your units of beneficial interest (“Shares”) at not less than the public offering price of such shares and have assumed that the Shares will be issued and sold in accordance with such action pursuant to an effective registration statement. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

Based on the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when sold will be validly issued, fully paid and non-assessable.

We consent to this opinion accompanying the Amendment when filed with the Commission.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP